Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Cardiome Pharma Corp.

6190 Agronomy Rd, Suite 405

Vancouver, BC V6T 1Z3

2.	Date of Material Change

October 9, 2013

3.	News Release

October 9, 2013 - Vancouver, Canada

4.	Summary of Material Change

Cardiome Pharma Corp. announced that its subsidiary, Cardiome Development AG, has entered into an agreement with Biospifar S.A., to sell and distribute BRINAVESS™ (vernakalant intravenous) exclusively in Colombia. Under the terms of the agreement, Biospifar S.A. has agreed to specific annual commercial goals for BRINAVESS. Financial details of the agreement have not been disclosed.

5.	Full Description of Material Change

See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Name: Jennifer Archibald

Title: Chief Financial Officer

Phone No.: 604-677-6905

9.	Date of Report

October 9, 2013

Per: ____“Jennifer Archibald”____

Jennifer Archibald,

Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome announces commercialization Agreement with
biospifar s.a. FOR brinavess™ IN colombia

Vancouver, Canada, October 9, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that its subsidiary, Cardiome Development AG, has entered into an agreement with Biospifar S.A., to sell and distribute BRINAVESS™ (vernakalant intravenous) exclusively in Colombia. Under the terms of the agreement, Biospifar S.A. has agreed to specific annual commercial goals for BRINAVESS. Financial details of the agreement have not been disclosed.

“We are delighted to have entered into this commercialization agreement with Biospifar and continue BRINAVESS availability in the Colombian market,” said Karim Lalji, Cardiome’s Chief Commercial Officer. “This agreement reinforces Cardiome’s commitment to have BRINAVESS available to other markets beyond Europe.”

“We are pleased to have partnered with Cardiome to sell BRINAVESS in Colombia,” said Fabio Ospina, Biospifar’s Founder and General Director. “BRINAVESS will be a great addition to our line of hospital cardiovascular and intensive care products and provide our customers another option for the management of acute onset atrial fibrillation.”

In 2011, the size of the Colombian pharmaceutical market was estimated at $3.5B, of which the hospital sector comprises $1.3B.1

References:

1.	Biospifar/IMS Health, December 2011

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Biospifar S.A.

Biospifar’s mission is to commercialize specialized and biotechnological pharmaceutical products for niche markets, devices, medical supplies and medical instruments to the health and hospital sectors in Colombia.

Our vision is to make Biospifar S.A. one of the most competitive Colombian companies in the pharmaceutical, hospital and health sectors by building a consistent reputation for ethical and integral service to the health sector, the medical community and society in general.

Our partners include Octapharma AG, Orion Corporation, Xellia Pharmaceuticals, ApoPharma, Farco-Pharma and AMA Pharmaceuticals.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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